UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number: 000-32979
CUSIP Number: 200693109

(Check One): : Form 10-K 9 Form 20-F 9 Form 11-K 9 Form 10-Q 9 Form N-SAR 9 Form N-CSR

For Period Ended December 31, 2004

[   ] Transition Report on Form 10-K

[   ] Transition Report on Form 20-F

[   ] Transition Report on Form 11-K

[   ] Transition Report on Form 10-Q

[   ] Transition Report on Form N-SAR

[   ] Transition Report on Form N-CSR

For the Transition Period Ended: _____________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

CO Liquidation, Inc.

Full name of registrant

Commerce One, Inc.

Former name if applicable

580 California Street, Suite 526

Address of principal executive office (Street and number)

San Francisco, California 94104

City, state and zip code

PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12-b-25(b), the following should be completed. (Check box if appropriate.)

(a) : The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) 9 The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) 9 The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.

On October 6, 2004, CO Liquidation, Inc. and its wholly-owned subsidiary COO Liquidation, Inc. (the "Registrant"), each filed voluntary petitions for relief under Chapter 11 of Title 11 of the United States Code (the "Bankruptcy Code") in the United States Bankruptcy Court for the Northern District of California ("Bankruptcy Court"). On December 10, 2004, pursuant to Bankruptcy Court authority, and as previously disclosed on Form 8-K, Registrant consummated the sale of substantially all of its assets to JGR Acquisition, Inc. and Commerce Acquisition LLC, an affiliate of ComVest Investment Partners II LLC and DCC Ventures, LCC. As a consequence of the sale, the Registrant has ceased to operate its business. Its two remaining employees conduct limited operations solely for the pupose of completing the liquidation of the Registrant.

In light of the Registrant's limited financial and management resources, the Registrant is unable to file by the prescribed due date its Annual Report on Form 10-K for the fiscal year ended December 31, 2004. Furthermore, since the information to be included in such a report relates almost entirely to a business that is no longer operating as a result of the sale of the Registrant's assets and, as such, is of little to no value or relevance to investors, the Registrant does not intend to file the report in the future. The Registrant will continue, however, to file under Form 8-K copies of monthly operating reports that are required to be filed with the Bankruptcy Court pursuant to Federal Rule of Bankruptcy Procedure 2015.

As a result of the Registrant's inability to comply with the reporting requirements under the Securities Exchange Act of 1934, its securities will no longer be eligible for resale under Rule 144 of the Securities Act of 1933. In addition, holders of the Registrant's stock may no longer use the Registrant's registration statement on Form S-3 for resales or conversions of such securities.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Peter Seidenberg (415) 283-3204

(Name) (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

9 Yes : No

Form 10-Q for the quarter ended September 30, 2004

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

: Yes 9 No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Due to the bankruptcy filing, the winding up of the Registrant's operations and the ongoing orderly liquidation of the Registrant's assets, the Registrant's financial statements for the fiscal year ended December 31, 2004 will change significantly from the fiscal year ended December 31, 2003. However, an estimate of these changes cannot be made at this time because: (i) the Registrant has not closed its books for the fiscal quarters ended September 30, 2004 and December 31, 2004 and does not intend to do so due to the departure of its accounting staff; (ii) the Registrant has not retained an independent accounting firm to review its financial statements; and (iii) the Registrant would need to revise financial statements to utilize the liquidation method of accounting as a result of the events described in Part III of this filing.

CO Liquidation, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 4, 2005

By: /s/ Peter Seidenberg
Name: Peter Seidenberg
Title: Senior Vice President and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).